

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

<u>Via-Email</u>
David Platt
Chief Executive Officer
Boston Therapeutics, Inc.
1750 Elm Street, Suite 103
Manchester, NH 03104

> **Re: Boston Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed June 20, 2013**
> **File No. 000-54586**

Dear Dr. Platt:

We have limited our review of your filing to the issue addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Proposal No. 1 – Amendment of Articles of Incorporation to Increase the Authorized Shares of the Company, page 10</u>

1. We note that you are actively pursuing financings. Apart from such financings, please disclose whether you currently have, or do not have, any additional plans with respect to this potential increased number of authorized shares available for issuance. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Dr. David Platt
Boston Therapeutics, Inc.
June 26, 2013
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Matthew Jones at (202) 551-3786 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director